Exhibit 21

SUBSIDIARIES OF NETSCOUT

Name	Jurisdiction of Incorporation

NetScout Systems Security Corporation	Massachusetts

NetScout Systems Canada Inc.	Ontario, Canada

NetScout Systems Foreign Sales Corporation	Barbados

NetScout Systems (UK) Limited	England and Wales

NetScout Service Level Corporation	Delaware

NetScout Systems France, SARL	France

NetScout Systems (HK) Limited	Hong Kong

NetScout Systems Mexico, S.A. de C.V.	Mexico

NetScout Systems Singapore Pte Ltd.	Singapore

NetScout Systems Norway AS	Norway

NetScout Systems India Pvt. Ltd.	India

NetScout Systems Switzerland GmbH	Switzerland

NetScout Systems Japan K.K.	Japan

NetScout Systems Germany GmbH	Germany